Zodiac Exploration Inc.

TSX VENTURE: ZEX

June 6, 2011

Zodiac Exploration Announces Warrant Exercise

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announces that it has received a notice of exercise in respect of 31,175,000 of its outstanding warrants.  Each warrant is exercisable at an exercise price of approximately $1.034 per warrant and entitles the holder thereof to acquire 1.0 common share of Zodiac for each warrant held.  The exercise of the warrants will provide total proceeds of approximately $32,250,000 to the Company.  After giving effect to this exercise of warrants, there are now 14,500,000 warrants outstanding of the same class.

Murray Rodgers, President and CEO, commented, “We are very pleased with the exercise of these warrants, and see it as a strong endorsement of our business strategy and support for our on-going operations.   We have always believed that we have a very strong group of lead investors in the Company and this support exemplifies their commitment to Zodiac.”

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", “intends”, "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements with respect to the number of common shares to be issued pursuant to the exercise of the warrants and the approximate proceeds to be received pursuant to the exercise of the warrants.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other operational difficulties; the uncertainty of estimates and projections of costs and expenses; unanticipated operating events or performance which can delay exploration plans; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.